UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 000-26372
FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 00547W10-9

Check One:

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K    ☐Form 10-Q   ☐ Form 10-D   ☐ Form N-CSR

For Period Ended: March 31, 2013
☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Adamis Pharmaceuticals Corporation
Full Name of Registrant

Former Name if Applicable

11455 El Camino Real, Suite 310
Address of Principal Executive Office (Street and Number)

San Diego, CA 92130
City, State and Zip Code

PART II — RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed.  (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Our Annual Report on Form 10-K could not be filed within the prescribed time period. The Registrant is in the process of preparing and reviewing the financial information and compiling and disseminating the information required to be included in the Form 10-K for the year ended March 31, 2013, as well as completing the required review of the Registrant’s financial information, including without limitation information relating to a recently completed financing transaction described in a Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 1, 2013, none of which could be completed by the date required without incurring unreasonable effort and expense.  The Registrant expects to file its Form 10-K within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Robert O. Hopkins		(858) 254-7151
	(Name)		(Area Code and Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes	☒ No

Adamis Pharmaceuticals Corporation
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2013	By:	/s/ ROBERT O. HOPKINS
	Name:	Robert O. Hopkins
	Title:	Chief Financial Officer